

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

Kevin M. Reddy
Chairman of the Board of Directors
FAST Acquisition Corp. II
109 Old Branchville Road
Ridgefield, CT 06877

> **Re: FAST Acquisition Corp. II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 30, 2023**
> **File No. 001-40214**

Dear Kevin M. Reddy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Andrew Fabens